June 3, 2025

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:Andrew Blume

Dear Sirs and Mesdames:

Re: Ameritek Ventures, Inc. –  Form 10-K/A for Fiscal Year Ended December 31, 2024
Filed May 12, 2025
File No. 000-54739

We are legal counsel in Canada for ZenaTech, Inc. (the "Company"). On behalf of the Company, we are writing to respond to the comment raised in the letter (the "Form 10-K/A Letter") to the Company dated May 12, 2025 from the U.S. Securities and Exchange Commission (the "SEC") with respect to the Form 10-K/A filed by the Company with the SEC on May 9, 2025.

The responses below are from the Company and correspond to the captions and numbers set forth in the Form 10-K/A  Letter (which are reproduced below in bold). Capitalized terms used in this response letter but not otherwise defined have the meanings assigned to them in the Form 10-K/A Letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2024
Management's Annual Report on Internal Control over Financial Reporting, page 28

1.We note your response to prior comment 1 and the revised disclosures in your amendment and reissue our prior comment. Please amend your filing to explicitly disclose your conclusion regarding the effectiveness of your internal control over financial reporting as of December 31, 2024. Please note that providing an effectiveness conclusion on internal control over financial reporting pursuant to Item 308 of Regulation S-K is separate and distinct from providing an effectiveness conclusion on disclosure controls and procedures pursuant to Item 307 of Regulation S-K...

Response: The Company has amended the Form 10-K/A to include a statement under Management's Annual Report on Internal Control over Financial Reporting to the effect that, based on our evaluation of internal controls, management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2024 given the material weaknesses in our disclosure controls. Management is in the process of addressing these concerns to bring our controls and procedures in compliance with applicable rules.

We trust the foregoing answers are responsive to your comments. Please do not hesitate to contact me at 312-955-0512 with any questions or comments regarding is correspondence.

Yours truly,

/s/ Shaun Passley

Dr. Shaun Passley